SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA REPORTS RESULTS OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS

FOR IMMEDIATE RELEASE - São Paulo, May 14, 2012 Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil s leading diversified national homebuilder, today reported the results of the Annual General Meeting of Shareholders (AGM) the Extraordinary General Meeting (EGM) held on May 11, 2012 at the Company s headquarters in Sao Paulo.

The agenda of the meeting included: (i) to receive the accounts drawn up by the Company s officers, examine, discuss and vote on the financial statements for the fiscal year ended December 31, 2011; (ii) to establish the number of members that shall comprise the Company s Board of Directors; (iii) to elect the members of the Board of Directors, due to expiration of their term of office; (iv) to establish the amount of the global remuneration to be paid to the Company s administrators in 2012; (v) to install and establish the number of members that shall comprise the Company s Fiscal Council; (vi) to elect the members of the Company s Fiscal Council due to the expiration of their terms of office; and (vii) to establish the amount of the global remuneration to be paid to the members of Company s Fiscal Council in 2012.

All items were approved by majority vote of shareholders, while a cumulative vote was held for the nomination of the members of the Board of Directors.

In accordance with the results of the voting, the Board of Directors of Gafisa will be made up of eight independent members of which four are current members of the Board. The current members are Guilherme Affonso Ferreira, José Écio Pereira da Costa Junior, Gerald Dinu Reiss, Henri Phillippe Reichstul. The four new members include, Claudio Jose Carvalho de Andrade, Nelson Machado, Mauricio Marcellini Pereira and Rodolpho Amboss. Mr. Odair Garcia Senra will also be returning to the Board as a non-independent member.

The Fiscal Council will comprise the following members: Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Luis Fernando Brum de Melo. Marcello Marcotto Lannalfo, Paulo Ricardo de Oliveira e Laiza Fabiola Martins de Santa Rosa are the alternate members of the Fiscal Council.

A quorum was not established for the Extraordinary General Meeting.

The Minutes of the AGM can be found on Gafisa s investor relations website at www.gafisa.com.br/ir, filed with the CVM and the SEC.

"I look forward to working closely with the newly elected board and welcome our new board members. Gafisa is in the midst of executing a new strategic plan which is expected to put us back on track to achieve cash generation and profitability while restoring value for our shareholders. Our board will be instrumental in helping us achieve these goals." commented Duilio Calciolari, Chief Executive Officer.

About Gafisa
Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Luciana Doria Wilson Investor Relations Phone: +55 11 3025-9305 /9242/9297 Fax: +55 11 3025-9348 Email: ir@gafisa.com.br	Media Relations (Brazil) Débora Mari Michelucci Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer